UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BlackRock Private Credit Fund

(Name of Issuer)

BlackRock Private Credit Fund

(Name of Person(s) Filing Statement)

Class S, Class D and Institutional Shares of Beneficial Interest

(Title of Class of Securities)

BRY4333P7, BRY42WTV3 and BRY13VCK2

(CUSIP Number of class of securities)

John M. Perlowski

BlackRock Capital Investment Advisors, LLC

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606

January 31, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is BlackRock Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 50 Hudson Yards, New York, NY 10001 and the telephone number is (212) 810-5800.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class S common shares of beneficial interest (the “Class S Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Institutional common shares of beneficial interest (the “Institutional Shares” and together with Class S Shares and Class D Shares, the “Shares”) or portions thereof. As of the close of business on December 31, 2024, there were 26,269,689 Shares outstanding.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. BlackRock Capital Investment Advisors, LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 50 Hudson Yards, New York, NY 10001 and its telephone number is (212) 810-5800. The members of the Fund’s Board of Trustees (the “Board”) are Eric J. Draut, John Perlowski, Andrea Petro, Marueen Usifer and Rajneesh Vig (each, a “Trustee”). The Chief Executive Officer is Rajneesh Vig, the President is Philip Tseng, the Chief Financial Officer and Treasurer is Erik L. Cuellar, the Chief Operating Officer is Patrick Wolfe, the Secretary is Laurence D. Paredes, the Chief Compliance Officer is Ariel Hazzard and the General Counsel and Assistant Secretary is Diana Huffman. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,313,484 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) by 11:59 p.m., Eastern Time, on February 28, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of March 31, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Repurchase Instrument”) entitling the tendering Shareholder to receive an amount equal to the value of the Shares accepted for repurchase by the Fund determined as of the Valuation Date. The Repurchase Instrument will be held for the tendering Shareholder by State Street Bank and Trust

Company, the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Repurchase Instrument are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on February 28, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Transfer Agent). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)

Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)

The Fund’s Prospectus dated June 3, 2024, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)

None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of December 31, 2024, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
BlackRock Financial Management, Inc.	5,256,309.86	20.01%
Eric J. Draut	0	0%
John Perlowski	0	0%
Andrea Petro	0	0%
Maureen Usifer	0	0%
Rajneesh Vig	0	0%
Philip Tseng	0	0%
Erik L. Cuellar	0	0%
Patrick Wolfe	0	0%
Laurence D. Paredes	0	0%
Charles Park	0	0%
Diana Huffman	0	0%

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

During the past sixty (60) days, the Fund issued an aggregate of approximately 4,915,711 Shares, including Shares issued pursuant to the DRIP, for net proceeds of approximately $122,005,428.98.

In connection with the completion of the Fund’s tender offer that commenced on October 31, 2024, the Fund repurchased on or about November 29, 2024, 56,295 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest), at a purchase price of $24.79 per share, the net asset value per share as of December 31, 2024, pursuant to the terms of such tender offer, as set forth in the Schedule TO-I filed by the Fund with the SEC on October 31, 2024. The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by the Fund’s transfer agent on behalf of each tendering shareholder. Pursuant to the promissory notes, on or before January 30, 2025, the Fund paid to the tendering Shareholders a total of $1,393,660.96, an amount equal to the aggregate net asset value of the Shares as of the Valuation Date, less the early repurchase deduction, as applicable.

There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, and the Adviser, BlackRock Financial Management, Inc., or any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited financial statements of the Fund for the period ended December 31, 2023, as filed with the SEC on EDGAR on Form 10-K on March 4, 2024, are incorporated by reference. The unaudited financial statements of the Fund for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024, as filed with the SEC on EDGAR on Form 10-Q on May 2, 2024, August 9, 2024 and November 6, 2024, respectively, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

Item 12(a)

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(i)(v)	Form of Promissory Note.
(vi)	Form of Notice of Withdrawal of Tender.
(a)(2)-(5)	Not applicable.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 12(b)

EX-FILING FEES	Calculation of Filing Fees Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ Diana Huffman
Name: Diana Huffman
Title: Assistant Secretary

Dated: January 31, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Calculation of Filing Fees Table